

18010027

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tontine Investment Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Scott Ave
(No. and Street)

Selden	NY	11784
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Driscoll (631-553-5075)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 West Jackson Blvd.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK

OATH OR AFFIRMATION

I, **Christopher Driscoll**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Tontine Investment Group** as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CEO

Title

Sworn and subscribed to me on the

30th day of MARCH, 2018

CAROL LITTERELLO
Notary Public, State of New York
No. 01LI6163173
Qualified in Suffolk County
Commission Expires Dec. 12 2021



Notary Public

This report** contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Tontine Investment Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tontine Investment Group, LLC as of December 31, 2017, the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tontine Investment Group, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tontine Investment Group, LLC's management. Our responsibility is to express an opinion on Tontine Investment Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tontine Investment Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information, which is comprised of the Revised Net Capital Computation, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Tontine Investment Group, LLC's financial statements. The supplementary information is the responsibility of Tontine Investment Group, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Tontine Investment Group, LLC's auditor since 2014.



Bradford R. Dooley & Associates

Chicago, Illinois
March 30, 2018

TONTINE INVESTMENT GROUP. LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31. 2017

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Current Assets		
Cash	$	21,178
Recievable from Officer		5,519
Total Current Assets	$	26,697
Other Assets		
Flex-Funding Daily Account		46
Total Other Assets	$	46
TOTAL ASSETS	$	26,743

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts Payable	$	21,545
Total Equity	$	5,198
TOTAL LIABILITIES & EQUITY	$	26,743

**The accompanying notes are an integral part of these financial statements*

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF INCOME/ (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2017

Income		
Service Income - Diligence Fee	$	40,000
Total Income	$	40,000
Expenses		
Bank Service Charges	$	80
Corp Licensing	$	1,800
CRD	$	2,773
Comp & Internet Exp	$	1,617
Dues & Subscriptions	$	225
Office Supplies	$	1,026
Postage & Delivery	$	17
Professional Fees	$	149,746
Telephone Expense	$	103
Total Expenses	$	157,387
Net Income (Loss)	$	(117,387)

**The accompanying notes are an integral part of these financial statements*

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2017

Balance, beginning of year January 1, 2017	$	11,553
Member's contributions	$	111,032
Net income (loss)	$	(117,387)
Balance, end of year December 31, 2017	$	5,198

**The accompanying notes are an integral part of these financial statements*

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2017

CASH FLOWS FROM (TO) OPERATING ACTIVITIES

Net Income (Loss)	$	(117,387)
Adjustments to reconcile net income (loss) to net cash from (to) operationg expenses		
(Increase) Decrease in:		
Flex Funding Account	$	(46)
Accounts Payable	$	18,999
Net cash flows from (to) operating activities	$	(98,434)

CASH FLOW FROM (TO) FINANCING ACTIVITIES

Capital Contributions	$	111,032
Net increase (decrease) in cash	$	12,598
Cash and cash equivalents at beginning of year	$	8,580
Cash and cash equivalents at end of year	$	21,178

**The accompanying notes are an integral part of these financial statements*

NOTES TO FINANCIAL STATEMENTS
TONTINE INVESTMENT GROUP, LLC

Note 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Tontine Investment Group, LLC is a Florida limited liability company formed on April 5, 2010 to engage in business as a broker-dealer. The Company's primary business activity is the sale of private placements, and the sale of mutual funds. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

15c3-3 Exemption

As the Company does not hold customer securities or perform custodial functions relating to customer accounts, it is therefore exempt from the possession and control requirement of rule 15c3-3 under 15c3-3(k)(2)(i).

Revenue recognition

The Company records fee income when earned. Fees from private placements are recorded pursuant to the company agreement with the respective offering parties.

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All of the Company's income reported to the Internal Revenue Service is taxed at the member level.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income taxes in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2014 The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest or penalties have been recognized as of and for the year ended December 31, 2017.

1017 – Continued Membership Application and Approval

The company underwent a 1017 change in ownership with Finra during the 2016 fiscal year, resulting in a change of ownership and the addition of 3 new business lines; (i) private placement of securities, (ii) VLA and (iii) mutual fund sales. As of May 2016, the new owner of the company is Tontine Holdings, LLC.

NOTES TO FINANCIAL STATEMENTS
TONTINE INVESTMENT GROUP, LLC

Note 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Use of Estimates

The generation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-l of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company's net capital was below the required minimum of $5,000. The Company has made the required notices to Finra & the SEC.

Note 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company received no fees from unrelated counterparts. Accordingly, the Company is not exposed to counterparty risk in the event the counterparties default on their obligations to the Company.

The Company's financial instruments, including cash and other assets, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Note 4 – CONTINGENCIES AND COMMITMENTS

The company does not have any rent or lease obligations, as it is using space already provided by the executive officers.

Note 5 – RECEIVABLE FROM FORMER OFFICER

The Firm currently holds a receivable in the amount of $5,519 from a former officer that it has a dispute with. The Firm plans to pursue collection of the receivable in the near future.

Note 6 – RELATED PARTY

The company was acquired by Tontine Holdings, LLC (the Parent) in May of 2016. Tontine Holdings, LLC made capital contributions of $111,032 during the year ending December 31, 2017. There were no other significant transactions between the Company and the Parent during 2017.

Note 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

TONTINE INVESTMENT GROUP, LLC

REVISED NET CAPITAL COMPUTATION

	December 31 2017
Assets	26,743
Less:	
NON-CURRENT ASSETS	5,565
NET CAPITAL BEFORE OTHER DEDUCTIONS	21,178
OTHER DEDUCTIONS (PAYABLES)	(21,545)
NET CAPITAL	(367)
MINIMUM CAPITAL REQUIREMENT	5,000
EXCESS (DEFICIENCY) NET CAPITAL	(5,367)
AGGREGATE INDEBTEDNESS	21,545
AGGREGATE INDEBTEDNESS RATIO	N/A

A reconciliation between the above audited calculation of Net Capital and Aggregate Indebtedness is as follows:

	Net Capital	Aggregate Indebtedness
Per Unaudited Focus:	21,178	N/A
Additional Accounts Payable Amounts:	(21,545)	21,545
Per Audited Calculations Above:	(367)	21,545

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2017

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(i).

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2017

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(i).

There are no material differences between the above computation and the Company's corresponding unaudited Part II A of form X-17A-5 as of December 31, 2017

TONTINE INVESTMENT GROUP, LLC

(A Florida Limited Liability Company)

REVIEW OF EXEMPTION REPORT

DECEMBER 31, 2017

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Tontine Investment Group, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Tontine Investment Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Bradford R. Dooley & Associates

Chicago, Illinois
March 30, 2018

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers."). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to the provisions in subparagraph (k)(2)(i).

The Company met the identified exemption provisions in § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Tontine Investment Group, LLC

I, Christopher Driscoll, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

March 30, 2018


By:____________________
Christopher Driscoll – CEO

The accompanying notes are an integral part of these financial statements